DELIVERING LONG-TERM SUPERIOR VALUE

INVESTOR PRESENTATION MAY 2017



HOW TO VOTE

VOTE TODAY ON THE WHITE PROXY CARD

Rockwell Medical's Board of Directors Unanimously Recommends Shareholders

VOTE "FOR" DAVID DOMZALSKI

•

VOTE "FOR" THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

•

VOTE "THREE YEARS"

with respect to the frequency of shareholder advisory votes on the Company's executive compensation

•

VOTE "FOR" APPROVAL OF THE 2017 LONG TERM INCENTIVE PLAN

•

VOTE "FOR" PLANTE & MORAN

as the Company's independent registered public accounting firm

**If you have any questions or require any assistance with voting your shares,
please contact the Company's proxy solicitor D.F. King**

Telephone: 212-269-5550 | Call Toll-Free: 800-844-4725 | Email: Rockwell@dfking.com

FORWARD LOOKING STATEMENTS

FORWARD LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of the federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward looking statements are subject to risks and uncertainties. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including the factors described under "Item 1A-Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2016, and from time to time in other reports we file with the SEC. We do not assume any obligation to publicly update any forward-looking statement after they are made, whether as a result of new information, future events or otherwise, except required by law.

Important Additional Information and Where to Find It

Rockwell Medical, Inc. (the "Company"), its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company's shareholders in connection with the matters to be considered at the 2017 Annual Meeting of Shareholders. Information regarding the names and affiliations of individuals who are participants in the solicitation of proxies of the Company's shareholders and their respective direct or indirect interests in the Company, by security holdings or otherwise, can be found in the Company's definitive proxy statement for its 2017 Annual Meeting of Shareholders, including the schedules and appendices thereto, which was filed with the Securities and Exchange Commission ("SEC") on April 21, 2017. **Investors and shareholders are strongly encouraged to read carefully the definitive proxy statement and the accompanying WHITE proxy card and any other documents filed by Rockwell Medical, Inc. with the SEC when they become available, as they will contain important information.** Shareholders can obtain the definitive proxy statement, any amendments or supplements to the definitive proxy statement, the accompanying **WHITE** proxy card, and other documents filed by Rockwell Medical, Inc. with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge by writing to Rockwell Medical, Inc., Attn: Secretary, 30142 S. Wixom Road, Wixom, Michigan, 48393. In addition, copies of the Company's proxy materials may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 or by calling toll-free 1-800-844-4725.

TABLE OF CONTENTS



EXECUTIVE SUMMARY

- ❑ **Rockwell's Board is engaged in orderly refreshment,** including this year's nominee, David Domzalski, an accomplished pharma executive

- ❑ Rockwell has been building shareholder value since inception and **consistently outperforms its relevant peer group**

- ❑ Rockwell is **executing the best strategy** for commercializing and optimizing the value potential of Triferic

- ❑ Rockwell is **building a world-class, global business infrastructure** through improved compensation practices, enhanced corporate governance, and the addition of highly-qualified industry veterans to the Board

- ❑ **Richmond's plan to sell Rockwell,** or obtain control for themselves, **is value destructive**

- ❑ **Mark Ravich has no relevant experience** to add value to Rockwell's Board

ABOUT ROCKWELL MEDICAL

Rockwell Medical (NASDAQ: RMTI) is a specialty pharmaceutical company, based out of Wixom, Michigan, targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products for the treatment of iron deficiency, secondary hyperparathyroidism and hemodialysis.

- **4 Manufacturing facilities** (MI, TX, SC, IA)

- **Approximately 330 employees**

- **Committed to bringing new innovative therapies to the market to improve the lives of patients**

FINANCIAL SNAPSHOT	As of 2016 Year-End
Market Capitalization (May 5, 2017)	**$390M**
Revenue	**$53.3M**
Cash & Investments	**$57.9M**
Debt	**$0**
52 Week High - Low	**$3.55 – $10.58**

Triferic
New, Innovative Iron Replacement Therapy That Improves The Lives of Dialysis Patients
- ✓ **Acquired in 2002 and brought through FDA approval in 2015**
- ✓ <u>**The only FDA approved**</u> therapy indicated to replace iron and maintain hemoglobin in hemodialysis patients
- ✓ Novel iron molecule binds completely and immediately to transferrin
- ✓ **Approx. $300M US Market; $1B global**

Calcitriol
FDA Approved Generic Vitamin D Drug
- ✓ Original most physiologic and potent vitamin D injection
- ✓ Lower cost pure play for current US vitamin D market
- ✓ **Approx. $250M US Market**

Concentrate
- ✓ Successfully commercialized multiple products; eight 510(k)s, with four becoming standard-of-care
- ✓ Developed strong customer relationships over the past 20+ years
- ✓ One of two major concentrate suppliers in the US
- ✓ **Current Revenue: $50M**; Cash Flow Positive

"…ROCKWELL HAS THE POTENTIAL TO INCREASE SIGNIFICANTLY IN VALUE, ESPECIALLY IF ITS NEW FDA-APPROVED IRON MAINTENANCE DRUG TRIFERIC BECOMES THE STANDARD OF CARE IRON MAINTENANCE THERAPY FOR HEMODIALYSIS PATIENTS."

March 2, 2017 Richmond Brothers' Press Release

ROCKWELL'S BOARD AND MANAGEMENT ARE BUILDING VALUE



January 1995 — Rob Chioini starts Rockwell Medical selling dialysis kits

January 2002 — Acquires worldwide license for Triferic

2004 — Initiates clinical development program

June 2014 — FDA Generic Approval for Calcitriol

October 2014 — Secured Baxter US Distribution deal for concentrate products; $35M + potential $17.5M additional

January 2016 — Begin seeking transitional add-on reimbursement for Triferic

February 2016 — Exclusive license with Wanbang Biopharma to commercialize Triferic in **China**

August 2016 — License to commercialize Triferic in **Saudi Arabia, Egypt and Middle East**

Q4 2016 — Established subsidiary in **India** (est. commercial available 2018)

March 2017 — **David Domzalski** nominated to Board after extensive search for industry executive

1995 — 2017

January 1998 — Rockwell IPOs on NASDAQ Under RMTI

February **2006** – January **2015**
TRIFERIC CLINICAL PROCESS

Build Clinical Team
▼
Capital Raises
$9.3M for pharmacology studies
$13M for Phase IIb clinical study
$22M for clinical development
$90.7M for Phase III clinical trial
$58.5M for growth capital
▼
FDA Approval
January 2015
▼
CMS Product Reimbursement Code
June 1, 2015

September 2015 — Triferic commercial launch **United States**

June 2016 — **Dr. Robin Smith** appointed to Board adding extensive strategic, operational & management experience in biopharmaceutical industry

Q4 2016 — Distribution agreement to launch Triferic in **Canada** (est. commercial available 2019)

FY 2016 - 2017 — Rockwell **enhances corporate governance and compensation practices** to ensure best-in-class standards

- Systematically implementing Triferic commercialization globally
- Enhancing Board of Directors, corporate governance & compensation
- Seeking add-on reimbursement for Triferic while commercializing in the US

8



ROCKWELL'S BOARD AND MANAGEMENT ARE BUILDING VALUE

Rockwell Medical outperformed its relevant peer group by 2290 basis points over the past three years.

Richmond Brothers compares Rockwell to the Nasdaq Biotechnology Index (NBI)*, which is comprised of an unsuitable set of peer companies for Rockwell.

A better comparison to more appropriate peers would be to the LifeSci Specialty Pharmaceutical Index, a basket of publicly traded specialty pharmaceutical stocks traded with principal listing in the U.S.

* Note: Rockwell Medical uses an NBI comparison in a performance graph contained in its Annual Report on Form 10-K because it is a widely available published industry index compliant with SEC disclosure requirements

**3-Year Performance Graph – RMTI vs LifeSci Specialty Pharma Index
April 25, 2014 – April 28, 2017**

"It is important to note that specialty pharmaceutical companies and biotechnology companies are distinctly different, with biotechnology companies typically focused on cutting edge science such as immuno-oncology, gene therapy and gene editing."
— LifeSci Index Partners

LIFESCI INDEX PARTNERS' ANALYSIS OF RMTI

> **"Given the dramatic difference between the biotechnology industry and the specialty pharma industry, it is misleading to compare Rockwell Medical's stock performance to biotechnology indexes such as the Nasdaq Biotechnology Index"** - LifeSci Index Partners

❑ Rockwell is not a Biotechnology company. When compared with a group of more directly comparable peers (specialty pharmaceuticals companies rather than biotechnology companies), RMTI's performance is strong

Total Return Data as of April 28, 2017

Total Return	RMTI	LifeSci Spec Pharma Index	RMTI Outperformance vs. Specialty Pharma
1 Year	-7.0%	-10.8%	+3.7%
3 Years	-15.4%	-36.0%	+20.7%
10 Years	32.3%	-26.4%	+58.7%

Companies in the LifeSci Specialty Pharma Index:

MYL, PRGO, JAZZ, ALKS, TARO, MNK, AKRX, PTHN, CTLT, CBPO, VRX, HZNP, ENDP, PCRX, SUPN, AERI, INVA, EGRX, DERM, EBS, TXMD, CORT, CHRS, IPXL, LCI, AMRN, AMAG, HRTX, INSY, DEPO, ACRS, RVNC, AMPH, FLXN, SPPI, ANIP, SCLN, TLGT, SCMP, OTIC, BSTC, ADMS, COLL, ZGNX, AST, FOMX, CBMG, CPRX, MBOT, ACRX, PFNX, BDSI, MNKD, PTX, GALE

Rockwell Has Substantially Outperformed the LifeSci Specialty Pharma Index Over the Past 1-Year, 3-Year and 10-Years

SPECIALTY PHARMA VALUATIONS HAVE BEEN DEPRESSED

Exogenous factors have adversely affected Specialty Pharma stocks

Over the past two years in particular, specialty pharma stock valuations have suffered dramatically as a result of media coverage of several notable players in the specialty pharma sector, including:

1. **Valeant Pharmaceuticals** and its aggressive pricing and reimbursement practices
2. **Mylan**'s EpiPen pricing practices
3. **Turing Pharmaceuticals** (privately held) and the media attention attracted by Hillary Clinton's tweet targeting both it and Martin Shkreli
4. The downturn of several other large specialty pharma players including **Mallinckrodt, Perrigo** and **Horizon Pharma**

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

WE ARE MAKING SUBSTANTIAL PROGRESS COMMERCIALIZING TRIFERIC AND CALCITRIOL

**We have successfully developed Triferic and have received FDA approval for its commercialization.
We anticipate Triferic will be the key growth engine for Rockwell Medical**

WE ARE OPTIMIZING VALUE AROUND THE WORLD

❑ We continue to make significant progress in laying the foundation for Triferic's success by **actively marketing and commercializing Triferic in the United States,** which is currently the largest market in the world for dialysis products.

❑ **We successfully obtained Medicare reimbursement status for Triferic,** which has been approved by the Centers for Medicare & Medicaid Services ("CMS"). Triferic is eligible for reimbursement as part of the "bundled" payment received by dialysis providers.

❑ **We are pursuing, and have made significant progress on securing transitional add-on reimbursement for Triferic,** which is the appropriate and more valuable reimbursement at average sale price + 6% for two years outside of the bundled payment.

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

WE ARE OPTIMIZING VALUE AROUND THE WORLD

❑ **Positive clinical findings are being reported** from dialysis providers using Triferic through our drug sample program.

❑ **We are working to commercialize Triferic and Calcitriol globally** through license agreements established in 2016 in China (which is expected to become the largest market in the world for our products over the next several years), the Kingdom of Saudi Arabia and several other Middle East markets.

❑ **We have executed a distribution agreement in Canada** where we anticipate commercial availability in 2019, following regulatory approval.

❑ **We have formed a wholly-owned subsidiary in India**, where we are evaluating commercialization opportunities and expect to market Triferic in 2018.

❑ **We are currently executing development of Triferic** for other important clinical indications to address iron deficiency, including for an orphan indication, and we are developing an intravenous injection for patient use.

❑ **We have successfully overcome multiple obstacles with the commercial launch of Calcitriol** and, as a result, anticipate that Calcitriol will become commercially available during the second half of 2017. We intend to market Calcitriol to hemodialysis providers in the United States and elsewhere.

We continue to work on other promising compounds and have a robust pipeline of potential products currently in development while we evaluate other potential drug opportunities for the future.

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY



Triferic is Rockwell Medical's lead drug, approved by the FDA in late January 2015

•

Triferic is the only FDA-approved therapy indicated to replace iron and maintain hemoglobin in adult hemodialysis patients with chronic kidney disease

•

Triferic's unique mode-of-action enables it to deliver iron direct to the bone marrow for hemoglobin incorporation.

Rockwell is seeking add-on reimbursement for Triferic to maximize shareholder value

❑ Rockwell's add-on reimbursement strategy is the appropriate and <u>best path to maximizing value</u>

❑ To Rockwell Medical shareholders, we believe <u>the potential difference in value is exponentially higher</u>

14

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

BACKGROUND TO CMS AND REIMBURSEMENT STATUS

❑ The Centers for Medicare and Medicaid Services ("CMS") typically pay for existing dialysis treatments in a "bundled" payment to providers, meaning that all services and products used in hemodialysis treatment are capitated into one single reimbursement.

❑ CMS has a pathway for new, innovative treatments to receive an "add-on reimbursement" that pays 106% of a drug's average selling price for two years. This provides an incentive for healthcare providers to adopt these new, innovative treatments.

ROCKWELL IS MAXIMIXING REIMBURSEMENT VALUE

❑ In June 2015 Triferic received a reimbursement code from CMS

❑ In late 2015, Rockwell requested clarification from CMS for Triferic to receive transitional add-on reimbursement

❑ Since January 2016 Rockwell has pursued securing transitional add-on reimbursement from CMS

❑ **It's Important to Understand:** Rockwell Medical cannot start selling Triferic under a bundled reimbursement pricing program today and then change to add-on reimbursement pricing later

The Difference in Value Between "Bundled" vs "Transitional Add-On" Reimbursement Could Be Worth Exponentially More to Rockwell Medical Shareholders

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

There is significant support for add-on reimbursement

- ❑ Protecting Assets to Medicare Act of 2014

- ❑ **CMS has stated that the add-on reimbursement pathway for new innovative therapies (such as Triferic) is important and needs to be implemented**

- ❑ **Rockwell has received strong Congressional support from multiple members of Congress**, who have requested in writing that CMS and the Secretary of the Department of Health and Human Services provide Triferic with transitional add-on reimbursement immediately

- ❑ **There is recent precedent with CMS granting add-on reimbursement** to Amgen's chronic kidney disease treatment drug IV Sensipar
    - o Similar to Triferic, IV Sensipar was initially placed in the bundled payment system
    - o After receiving Congressional support, CMS ultimately granted IV Sensipar transitional add-on reimbursement

We believe there is a high likelihood that Triferic receives transitional add-on reimbursement.
We expect Triferic will become the standard of care for iron maintenance therapy in the US and globally.

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

We are currently executing development of Triferic for other clinical indications. These applications include:

❑ Peritoneal Dialysis (PD)
❑ Total Parenteral Nutrition (TPN)
❑ An Orphan Indication (if successful may lead to treating cancer patients)
❑ Cancer



Triferic Product Pipeline By Stage of Development



Drug	Pre-Clinical	Phase-1	Phase-2	Phase-3	Market Launch
Triferic® Iron Replacement					
Triferic® IV Solution					
Triferic® TPN Solution					
Triferic® PD Solution					
Triferic® Orphan Indication					

ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

Calcitriol is Rockwell's FDA approved generic Vitamin D injection drug for treating secondary hyperparathyroidism by increasing the absorption of calcium from the diet of dialysis patients

•

Calcitriol is expected to generate approximately $50M in annual sales

Calcitriol is expected to be ready for shipment in the second half of 2017

❑ In Late 2014 Calcitriol received FDA manufacturing approval

❑ Rockwell's FDA-approved manufacturer informed the Company they could no longer supply Calcitriol just before the commercial launch

❑ Rockwell sourced a new contract manufacturer and began the technology transfer and new FDA-approval process

❑ Rockwell is currently proceeding through the FDA approval process, including validation and stabilization verification



ROCKWELL IS EXECUTING THE BEST, MOST VALUABLE STRATEGY

Rockwell maximized their $50M concentrate business with a distribution deal with Baxter.
Richmond's claims about Rockwell's arbitration with Baxter are incomplete and inaccurate.

❑ In October 2014, Rockwell entered into a 10-year exclusive Distribution Agreement with Baxter for commercializing Rockwell's hemodialysis concentrate in the United States
  o Payment from Baxter to Rockwell included a **$20M upfront cash payment**, a **$15M upfront equity investment at a premium by Baxter**, plus an additional **potential obligation by Baxter to pay Rockwell up to $10M** toward the construction of a west coast manufacturing facility, and **a $7.5M contract extension fee**
  o Baxter purchases concentrate-related products from Rockwell at pre-determined gross margin-based prices, subject to certain annual "true-up" adjustments, and covers all of Rockwell's product transportation costs
  o Baxter is required to meet minimum annual purchase levels, which increase annually, to keep exclusivity
❑ In September 2016 Baxter initiated an arbitration proceeding claiming a breach of contract and seeking relief to terminate the contract, receive a refund of a portion of the upfront payment, and prevent Rockwell from establishing a west coast manufacturing facility; **Rockwell counterclaimed that Baxter is in breach of the Distribution Agreement**
❑ In October 2016 Rockwell gave notice to Baxter that due to its breach of the minimum purchase obligation **Rockwell intends to cause its distribution rights to become non-exclusive** (this claim is also subject to the arbitration)
❑ The arbitration process is anticipated to conclude during the third quarter of 2017

> Rockwell maintains its concentrate distribution business no matter what the outcome of arbitration is.
> Shareholder value remains protected.

ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

Experienced Board Members

Robert Chioini	**Founder**, Chairman and Chief Executive Officer of Rockwell Medical *Board member since March 2000*
Ronald D. Boyd	**Owner and Managing Partner** of Southeast Acute Services, LLC and Southern Renal Administrations, LLC *Board member since March 2000*
Patrick J. Bagley	**Senior Partner** of the law firm Bagley and Langan, P.L.L.C. *Board member since July 2005* ***Lead Independent Director since March 2017***



Newly Added Industry Expertise – June 2016

Dr. Robin Smith	**President, Chairman of the Board** Stem Cell for Life Foundation ✓ Extensive strategic, operational and management experience in the biopharmaceutical industry Board member since June 2016

Director Nominee – March 2017

David Domzalski	**President**, US subsidiary, Foamix Pharmaceuticals, Inc. ✓ Accomplished pharmaceutical executive ✓ Strategic and operational experience includes: commercial operations, clinical development, manufacturing, product development, corporate finance and business development

"The Company can be improved by
reconstituting the board with industry veterans..."

December 21, 2016 email from Mark Ravich to David Richmond

"...WE OBVIOUSLY ARE NOT DISPLEASED TO SEE SOMEONE [LIKE DAVID DOMZALSKI] WHO SEEMS TO HAVE INDUSTRY EXPERIENCE NOMINATED FOR THE BOARD."

David S. Richmond, Chairman & Co-owner of Richmond Brothers, Inc. in a March 2017 letter to Richmond Brothers' clients

ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

David Domzalski brings more than 20 years of critical healthcare and pharmaceutical expertise









David is an accomplished healthcare and pharmaceutical executive with strategic and operational experience across key functional disciplines, including:

- ✓ **Commercial Operations**
- ✓ **Clinical Development**
- ✓ **Manufacturing**
- ✓ **Product Development**
- ✓ **Corporate Finance**
- ✓ **Business Development**
- ✓ **Building and Restructuring Commercial Organizations**

Mr. Domzalski's extensive experience in building commercial organizations and launching products within multi-cultural environments of "start-up" and established corporations will be extremely helpful to Rockwell as it commercializes Triferic globally.

ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

With the addition of David Domzalski at the 2017 Annual Meeting, Rockwell Medical's board will be stronger than ever, composed of highly motivated thought leaders with significant strategic and operational experience from around the globe



COMBINED SKILLS AND EXPERIENCE OF ROCKWELL'S PROPOSED INDEPENDENT BOARD MEMBERS

MARKET EXPERTISE

- PHARMACEUTICAL
- HEALTHCARE
- KIDNEY DIALYSIS
- MEDICAL DEVICES
- STEM CELL
- ANEMIA

BUSINESS GROWTH

- NEW PRODUCT LAUNCH
- PRICING NEGOTIATIONS
- REIMBURSEMENT
- SALES PARTNERSHIP DEVELOPMENT
- PRODUCT LICENSING
- INTERNATIONAL EXPANSION

LEADERSHIP/ OPERATIONS

- LEGAL & REGULATORY
- R&D PIPELINE MANAGEMENT
- CLINICAL DEVELOPMENT
- MANUFACTURING
- BRAND DEVELOPMENT
- INVESTOR RELATIONS

ROCKWELL'S BOARD IS WELL-BALANCED, EXPERIENCED & ENGAGED

Proactive Governance and Compensation Changes Made by Current Board and Management in 2017:

Improved Board Composition: Added one new director (Dr. Smith 2016) and nominated a second with relevant industry experience (Mr. Domzalski 2017)   ✔

Appointment of a Lead Independent Director: Position created to facilitate dialogue among independent directors and lead executive sessions   ✔

Adopted a Majority Voting Policy: For the election of Directors in uncontested elections   ✔

Formed Governance and Nominating Committee:
Responsible for identifying director nominees and overseeing potential risks and risk mitigation strategies, among other things   ✔

Adopted Principles of Corporate Governance:
Adopted and will conduct annual review of Principles; Available to shareholders on "Investors" page of our website   ✔

Adopted Stock Ownership Guidelines:
Keeping management's incentives aligned with the long-term interests of our shareholders   ✔

Cap on Annual Bonus Payouts:
Encouraging practices that will lead to sustainable business performance over time   ✔

2017 Annual Bonus Program:
The Compensation Committee intends to modify the structure to make it more formulaic and transparent for shareholders   ✔

Adopted Claw-Back Policy; Anti-Pledging and Anti Hedging Policy   ✔

Engagement of Independent Compensation Consultant:
Provides guidance on the design of plans and appropriate remuneration levels   ✔

After Active Engagement with Shareholders, The Board Adjusted the Company's Proposed LTIP
Reduced shares reserved for issuance from 7.5 million to 5.0 million   ✔

24

ABOUT RICHMOND BROTHERS AND MARK RAVICH

Who is Richmond Brothers and why are they running this disruptive proxy contest?

❑ Richmond Brothers is a Michigan-based investment advisor with an **oversized investment in Rockwell Medical**, representing approximately 12% of their client's assets

❑ Richmond manages approximately $288M of assets for approximately 800 individuals with an average age of 65 or older

❑ Fewer than 10% of Richmond's clients are high net worth investors

❑ Richmond has been enthusiastically promoting Rockwell's stock to its clients through client communications, while seemingly **underestimating the timeline associated with successfully commercializing a newly-approved FDA therapy**

❑ We believe some of Richmond's clients are unhappy with Richmond's overall investment strategy, including its concentrated ownership of Rockwell stock



David Richmond
75% owner of Richmond Brothers

We believe Richmond started this campaign in part to
relieve pressure it is receiving from its investment clients

ABOUT RICHMOND BROTHERS AND MARK RAVICH

"…WE COULD CONTROL THE COMPANY…YOU MAY HAVE STARTED THIS, BUT YOU MAY OR MAY NOT FINISH IT. WE COULD, AS A BLOCK, BE YOUR BEST FRIEND, OR SOMEONE ELSE'S BEST FRIEND."

March 4, 2016 private letter to Rob Chioini signed by
David Richmond and Mark Ravich

ABOUT RICHMOND BROTHERS AND MARK RAVICH

Richmond and Ravich failed to share their plans and proposals with Rockwell Medical shareholders

❑ Richmond and Ravich have a long history of **working together and failing to inform Rockwell shareholders**

❑ For more than a year, Richmond and Ravich have tried to strong-arm management into a variety of sub-optimal strategies, including selling the Company and abandoning efforts to seek transitional add-on reimbursement

   o In fact, Richmond and Ravich did not properly disclose that they had spoken to a private equity firm about making a large investment in Rockwell and, in combination with their stock, possibly **seeking to gain control of the Company.**

   o **Richmond threaten Rockwell management that he would take the Company over in the next two years**

❑ Meanwhile, Richmond consistently represented to Rockwell that its investment "group" controlled 20% of Rockwell's stock (Richmond now denies it)

   o We do not believe Richmond has told the truth and question whether their disclosures today are accurate

❑ If they didn't get what they wanted, **Richmond threatened to "go nuclear" with a costly and distracting "war"**

   o Apparently, Richmond was willing to say anything to get Rockwell to bow to its demands

> Richmond's plans to "gain control" of Rockwell Medical or sell the Company may benefit Richmond, but are **NOT** in the best interests of **ALL** shareholders

ABOUT RICHMOND BROTHERS AND MARK RAVICH

Under federal securities law, parties that own in excess of 5% of a company's stock and who seek to influence the direction of a company are obligated to disclose their voting authority, plans and proposals to the SEC and other shareholders

Richmond finally admitted to misleading Rockwell shareholders

On February 21, 2017 **Richmond Brothers filed a 13D with the SEC claiming "Sole Voting Power" over 10.1% of Rockwell Medical shares**

On May 3, 2017, Richmond admitted to a Judge in the United States District Court for the Eastern District of Michigan that his firm does not have the authority to vote Rockwell shares held by its clients; rather, they can only make a recommendation as to how they think those shares should be voted

Finally, on May 4, 2017, **as a direct result of Rockwell's lawsuit against Richmond Brothers** (which claims Richmond violated federal securities laws), Richmond amended its 13D with the SEC to accurately reflect that **Richmond Brothers DOES NOT have sole voting power** to vote the Rockwell Medical shares they have invested on behalf of clients

ABOUT RICHMOND BROTHERS AND MARK RAVICH



Richmond intentionally misrepresented his voting power to the SEC and Rockwell Medical in its federal securities filings. **After getting caught,** Richmond changed its claim, accurately reflecting that Richmond **DOES NOT possess sole voting power**.

ITEM 17: VOTING CLIENT SECURITIES

We do not accept the proxy authority to vote client securities. Clients will receive proxies or other solicitations directly from their custodian or a transfer agent. In the event that proxies are sent to our firm, we will forward them on to you and ask the party who sent them to mail them directly to you in the future. Clients may call, write or email us to discuss questions they may have about particular proxy votes or other solicitations.

Source: Richmond Brothers' Firm Brochure dated March 2017 and filed with the SEC
https://adviserinfo.sec.gov/IAPD/Content/Common/crd_iapd_Brochure.aspx?BRCHR_VRSN_ID=442455

Link to Richmond Brothers' Form ADV filed March 31, 2017 with the SEC
https://www.adviserinfo.sec.gov/IAPD/content/ViewForm/crd_iapd_stream_pdf.aspx?ORG_PK=158916

ROCKWELL MEDICAL

ABOUT RICHMOND BROTHERS AND MARK RAVICH

CUSIP NO. 774374102

1		NAME OF REPORTING PERSON Richmond Brothers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,183,152
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14		TYPE OF REPORTING PERSON IA, CO

https://www.sec.gov/Archives/edgar/data/1041024/000092189517000438/sc13d11265002_02172017.htm

Richmond's Schedule 13D filed on February 21, 2017 claims "Sole Voting Power" over 5,183,152 shares, 10.1% of Rockwell Medical's shares outstanding.

Richmond's Amended Schedule 13D dated **May 4, 2017 no longer claims "Sole Voting Power"**

CUSIP NO. 774374102

1		NAME OF REPORTING PERSON Richmond Brothers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,140,571
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,140,571
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14		TYPE OF REPORTING PERSON IA, CO

https://www.sec.gov/Archives/edgar/data/1041024/000092189517001302/sc13da411265002_05042017.htm

ABOUT RICHMOND BROTHERS AND MARK RAVICH

Orchids Paper Company (TIS)

❑ **Mark Ravich became a Board Member of Orchards Paper Company in 2013**

❑ **Orchids stock lost approximately 50% of its value** from July 2016 through May 2, 2017

❑ Orchids' Board of Directors regularly approved unsustainable dividends that in some instances exceeded earnings

❑ As a result, on May 1, 2017, **Orchids announced it was forced to suspend its quarterly dividend** payment indefinitely

   o **This announcement contributed to a 29.5% collapse in Orchids' stock price**, falling from $25.51 per share at the close of market trading on April 27, 2017, down to $17.98 per share a the market's close on May 2, 2017



Orchids Paper Products Company (TIS)
1-Year Stock Price Performance
52-Week Range $17.91 - $36.31;
Currently $19.14 (5-5-2017)
Source Yahoo! Finance

31

ABOUT RICHMOND BROTHERS AND MARK RAVICH

Orchids Paper Company (TIS)



❑ Mark Ravich became a Board Member in 2013

❑ On March 13, 2014 Faruqi & Faruqi, LLP issued a press release announcing the investigation of Orchids Paper Company (TIS) for **potential breaches of fiduciary duties by its Board of Directors**

"Specifically, in the Proxy Statement filed by the Company with the Securities and Exchange Commission on March 5, 2014, the Board of Directors recommends that Orchids' shareholders vote to approve a grant to approve the Company's 2014 Stock Incentive Plan which would allocate 400,000 shares of Company Stock for issuance thereunder – and would be separate from the 400,000 shares allocated under the Schoen Option for the Company's President and Chief Executive Officer. **The issuance of the additional shares could have a substantial dilutive effect on the shares of Orchids common stock."**

- Extracted from Faruqi & Faruqi press release March 13, 2014 [Emphasis Added]

http://www.prnewswire.com/news-releases/faruqi--faruqi-llp-announces-the-investigation-of-orchids-paper-products-company-tis-for-potential-breaches-of-fiduciary-duties-by-its-board-of-directors-250252531.html

ABOUT RICHMOND BROTHERS AND MARK RAVICH

When given the opportunity, Mr. Ravich fails to set an example as a steward of good corporate governance

As **Chairman of the Governance and Nominating Committee at Orchids**, he has neglected to implement a number of widely-recognized corporate governance best-practices, including:

- ❑ Has not implemented majority voting for the election of directors
- ❑ The Board is authorized to increase or decrease the size of the board without shareholder approval
- ❑ Directors may only be removed for cause
- ❑ No board or governance guidelines are disclosed
- ❑ No action can be taken without a meeting by written consent
- ❑ Supermajority vote requirement (66.67%) to amend certain charter and all bylaw provisions
- ❑ Board is authorized to adopt, amend or repeal bylaws without shareholder approval



And while Mr. Ravich is critical of Rockwell's compensation practices, as a director at Orchids he has allowed for:

- ✗ No performance conditions on long-term incentive grants to executives
- ✗ No disclosure on repricing
- ✗ No minimum vesting associated with equity plans
- ✗ No disclosure of CEO ownership guidelines
- ✗ No ownership guidelines disclosed for other officers or directors
- ✗ No anti-hedging/pledging policy disclosed

"I'm a long-term shareholder of Rockwell Medical with approximately 750,000 shares.

I believe the Rockwell management team's top priority is to build real shareholder value. I believe David Domzalski is exactly the kind of director that Rockwell needs at this point in the Company's evolution. He brings excellent pharma industry expertise that will strengthen the Board. I voted for all of management's proposals and David Domzalski on the Company's white proxy card because I believe he has the experience and skills to be a better director for me and all Rockwell shareholders.

Rockwell will continue to benefit from having a cohesive team working together to bring about successful completion of the company's long-term objectives.

It's obvious that Mark Ravich simply has nothing to offer. I believe that Richmond Brothers offers a false narrative concerning their true intentions for seeking a position on the Rockwell board; their intentions are clearly suspect."

- John Crowley, MD

[Emphasis Added]

34

DAVID DOMZALSKI BRINGS THE RIGHT SKILLS TO THE BOARD

Richmond Brothers and Mark Ravich do not have the right skills to add value to the Board

Experience	David Domzalski	Mark Ravich
Negotiating with CMS for favorable reimbursement	✔	X
Obtaining private insurer reimbursement	✔	X
Launching a novel drug therapy	✔	X
Marketing and selling novel therapies to providers	✔	X
Managing third-party manufacturing arrangements	✔	X
Managing global partnerships for drug distribution	✔	X
Overseeing growth pharma enterprises	✔	X

❑ The ongoing execution of our strategy and the commercialization of Triferic will be the real driving force behind creating significant shareholder value, both today and over the long-term.

❑ To do this effectively, Rockwell's Board requires a specific set of skills, and importantly, alignment with our purpose.

RICHMOND AND MARK RAVICH DO NOT IMPROVE THE BOARD

Rockwell <u>does not need</u> the type of experience Mark Ravich has

Type of Experience	Mark Ravich
Real Estate Development Experience	✔
Discount Retailing Experience	✔
Restaurant Experience	✔
Tissue Paper Company Board Experience	✔
Bankruptcy Experience[1]	✔
Poor Governance Experience	✔
Threatened Class Action Litigation Experience[2]	✔

[1] Mark Ravich took over as CEO of Odd's-N-End's, a discount retailer, in 1990. Under Ravich, in 1994, Odd's-N-End's filed for Chapter 11 bankruptcy protection.
[2] March 13, 2014 Faruqi & Faruqi, LLP Announces the Investigation of Orchids Paper Products Company (TIS) For Potential Breaches of Fiduciary Duties by Its Board of Directors
http://www.faruqilaw.com/cases/show/id/1321/

With over 11% ownership in Rockwell Medical, Rockwell's Board is fully aligned with the interests of ALL shareholders

"I am a Rockwell Medical shareholder and client of Richmond Brothers and David Richmond. I do not support the Richmond proxy fight, nor do I support the Richmond nominee to the board of directors of Rockwell. I support Rockwell Medical and will vote the white proxy card for its nominee."

- Dianne Donaldson, Richmond Brothers' client and Rockwell shareholder

----

"I'm a long-term Rockwell shareholder and manage approximately 500,000 shares.

It's clear that Rockwell management has shareholder value as their top priority. Their candidate David Domzalski has the experience the Company needs and he will add more value and strengthen the Board. Whereas, **Mark Ravich has absolutely nothing of value to offer and would only be destructive to the Board, the Company and the shareholders**.

I voted for all of management proposals and David for Director on the Company's white proxy card."

- Greg Schwartz Jr., Schwartz & Company

[Emphasis Added]   37

CONCLUSION

- ❑ **Rockwell's Board is engaged in orderly refreshment**, including this year's nominee, David Domzalski, an accomplished pharma executive

- ❑ Rockwell has been building shareholder value since inception and **consistently outperforms its relevant peer group**

- ❑ Rockwell is **executing the best strategy** for commercializing and optimizing the value potential of Triferic

- ❑ Rockwell is **building a world-class, global business infrastructure** through improved compensation practices, enhanced corporate governance, and the addition of highly-qualified industry veterans to the Board

- ❑ **Richmond's plan to sell Rockwell**, or obtain control for themselves, **is value destructive**

- ❑ **Mark Ravich has no relevant experience** to add value to Rockwell's Board

HOW TO VOTE

VOTE TODAY ON THE WHITE PROXY CARD

Rockwell Medical's Board of Directors Unanimously Recommends Shareholders

VOTE "FOR" DAVID DOMZALSKI

•

VOTE "FOR" THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

•

VOTE "THREE YEARS"
with respect to the frequency of shareholder advisory votes on the Company's executive compensation

•

VOTE "FOR" APPROVAL OF THE 2017 LONG TERM INCENTIVE PLAN

•

VOTE "FOR" PLANTE & MORAN
as the Company's independent registered public accounting firm

**If you have any questions or require any assistance with voting your shares,
please contact the Company's proxy solicitor D.F. King**

Telephone: 212-269-5550 | Call Toll-Free: 800-844-4725 | Email: Rockwell@dfking.com

CONTACT INFORMATION

Contact Us

Rockwell Medical, Inc.
30142 Wixom Road
Wixom, MI 48393

P: 248.960.9009
www.rockwellmed.com
NASDAQ: RMTI





For additional information, please see our most recent Annual Report on Form 10-K, copies of which may be obtained by writing the corporate secretary at the address above, or at www.rockwellmed.com.

LIFESCI INDEX PARTNERS



Biotech & Specialty Pharma: The Differences You Should Know

http://etfdb.com/interviews/biotech-specialty-pharma-the-differences-you-should-know/

ETF Database Dec 3, 2015 interview with Paul Yook, cofounder of LifeSci Index Partners and BioShares Funds



- ❑ **LifeSci Index Partners, LLC ("LSIP") is a SEC-registered investment advisor and index provider based in New York City**

- ❑ LSIP's team includes healthcare investment professionals with decades of healthcare investment experience across the various healthcare subsectors, including pharmaceuticals, biotechnology, specialty pharmaceuticals, medical devices and healthcare services.

- ❑ LSIP manages various healthcare indexes and also manages the BioShares biotechnology exchange traded funds on the Nasdaq under the symbols BBS and BBP.

APPENDIX – DIRECTOR BIOGRAPHIES

Robert L. Chioini
Founder, Chairman, Chief Executive Officer and President
Robert L. Chioini, 52, is the Founder, Chairman, Chief Executive Officer and President of Rockwell Medical, Inc. Mr. Chioini has served as the Chairman since March 2000, as well as the President and Chief Executive Officer since January 1995. In addition, Mr. Chioini is a Board Member of Medical Mainstreet, an alliance of world-class hospitals, universities, medical device and biopharmaceutical companies creating a global center of innovation in health care, research and development, education and commercialization in the life sciences industry in Oakland County, Michigan. Prior to founding Rockwell, Mr. Chioini served as Regional Sales Manager for Dial Medical of Florida, Inc., from 1993 to 1995, which was then acquired by Gambro HealthCare, Inc. Earlier in his career, Mr. Chioini served in sales, management and marketing capacities with medical manufacturing companies. Mr. Chioini is a graduate of Michigan State University and earned his Bachelor's degree in 1987.

Patrick J. Bagley
Lead Independent Director
Patrick J. Bagley, 52, has been a Director since July 2005. Mr. Bagley is Senior Partner of the law firm Bagley and Langan, P.L.L.C. and has been a practicing attorney since 1995 with a focus on general legal matters and litigation. Since 1987, Mr. Bagley has been a licensed insurance agent certified in property and casualty insurance and certified in life, accident and health insurance. Mr. Bagley has started and managed numerous businesses including three different national franchises of retail service businesses.

APPENDIX – DIRECTOR BIOGRAPHIES

Dr. Robin L. Smith
Director
Dr. Robin L. Smith, 52, has been a director since June 2016. She is a global thought leader in the regenerative medicine industry, one of the fastest growing segments of modern-day medicine. She received her M.D. from Yale University and an M.B.A. from the Wharton School of Business. During her tenure as CEO of the NeoStem family of companies (NASDAQ:CLBS), which she led from 2006 to 2015, she pioneered the company's innovative business model, combining proprietary cell therapy development with a successful contract development and manufacturing organization. Dr. Smith raised over $200 million, completing six acquisitions and one divestiture while the company won an array of industry awards and business recognition including a #1 ranking in the Tri-State region (for two years in a row), and #11 nationally, on Deloitte's Technology Fast 500, and Frost & Sullivan's North American Cell Therapeutics Technology Innovation Leadership Award.

Dr. Smith maintains a regular column on these topics for *The Huffington Post*. In June 2016 she was awarded the Women of Power and Influence Award from the National Organization of Women (NOW) and is the 2014 winner of the Brava Award, which recognizes top women business leaders in the Greater New York area. She was also a finalist for the 2014 EY Entrepreneur of The Year award for the New York area, recognizing entrepreneurs who demonstrate excellence and success in the areas of innovation, financial performance and personal commitment to their businesses and communities. In addition, Dr. Smith has extensive experience serving in executive and board level capacities for various medical enterprises and healthcare-based entities. She currently serves as chairman of the board of MYnd Analytics, the board of directors of Bioxcel Corporation and Prolungdx. She also serves as Chairman of the Board of the *Cura* Foundation and Stem for Life Foundation, serves on the International Board Sanford Health an integrated health system headquartered in the Dakotas, vice president and director of the board of the STOQ Foundation of the Vatican, and the Board of Overseers at the NYU Langone Medical Center in NYC. She previously served on the board of directors of Signal Genetics (NASDAQ:SGNL) and the Board of Trustees of the NYU Langone Medical Center and is the past Chairman of the Board of Directors for the New York University Langone Hospital for Joint Diseases.

APPENDIX – DIRECTOR BIOGRAPHIES

Ronald D. Boyd
Director
Ronald D. Boyd, 54, has been a Director since March 2000. Mr. Boyd has over 28 years of experience in the dialysis industry, including the ownership and operation of dialysis clinics as well as experience in dialysis product design, product development, regulatory approval and marketing. He has also been a private investor for many years. He currently is an owner and managing partner of Southeast Acute Services, LLC and Southern Renal Administrations, LLC, which is primarily in the business of acute dialysis services, since 2001. He was a founder and Managing Partner of East Georgia Regional Dialysis Center, an outpatient, freestanding dialysis center located in southern Georgia from 2001 until 2005. The facility was purchased by Davita, Inc. He was a founder of Diatek, Inc. in 2001 where he developed, designed and holds the patent to the Cannon Cath. the first "retrograde" dual lumen dialysis catheter in the market. The company has since been sold to Arrow International. He was a founder and co-owner of Classic Medical, Inc., a dialysis and medical products company, and served as the Executive Vice President of Classic Medical, Inc. since its inception in November 1993 until April 2007 when he sold his interest in that company. Following that sale, Mr. Boyd has been a private investor. From May 1993 to November 1993, Mr. Boyd served as a consultant for Dial Medical of Florida, Inc., a manufacturer and distributor of dialysis products. From 1990 to 1993, Mr. Boyd served as a Regional Sales Manager for Future Tech, Inc., a dialysis products distributor.